

Mail Stop 3628

April 9, 2009

By Facsimile (216) 621-6536 and U.S. Mail

Kathleen Mesel, Esq.
Kohrman Jackson & Krantz PLL
One Cleveland Center, 20th Floor
1375 East Ninth Street
Cleveland, Ohio 44114-1793

Re: LNB Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14A, as amended
Filed on March 20 and 25, 2009 by Richard M. Osborne Trust
File No. 000-13203

Dear Mr. Mesel:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some of our comments, we may ask you to provide us with supplemental information so we may better understand the disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

General

1.   All participants in this solicitation should appear as filers on the cover page of the Schedule 14A. In this instance, your director nominees should be so included.

2.   Please note that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Additionally, the filing persons must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct, without factual foundation. In that regard, please note that characterizing a statement as a filing person's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement. We cite the following examples of some statements or assertions in the proxy statement that, at a minimum, must be supported on a supplemental basis or require both support and recharacterization as statements of belief or opinion. These are not intended to be exclusive.

- Each of the assertions Mr. Osborne makes on the following pages regarding LNB's financial performance, executive compensation and corporate governance:
  - letter to shareholders (third to last paragraph),
  - pages 3 through 6,
  - page 14 (text following bullet points),
  - page 16 (last paragraph),
  - page 17 (second and third paragraphs),
  - page 18 (third to last paragraph), and
  - the second and third paragraphs of Mr. Osborne's letter to LNB shareholders filed on March 20, 2009 pursuant to Exchange Act Rule 14a-12.

Where the basis of support are other documents, such as analysts' and ISS reports, academic journals and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. To expedite our review, mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, cross-reference such information to the appropriate location in the soliciting materials and identify the sources of all data utilized. Please note that the above list is not intended to be exhaustive.

3.   Please update the status of the lawsuit filed by LNB against Mr. Osborne.

4.   Please confirm that Mr. Osborne will post his proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf and Exchange Act Rule 14a-16.

5.   Please provide all disclosure required by Schedule 14A. For example, disclose the information required by Item 8 of Schedule 14A. If it is Mr. Osborne's intent to rely on Rule 14a-5(c) with respect to some of this information, please assure Mr. Osborne provides in his disclosure a clear reference to the particular document containing such information. In addition, please note that we believe that reliance upon Rule 14a-5(c) before Mr. Osborne distributes the information to security holders would be inappropriate. Alternatively, if Mr. Osborne determines to disseminate the proxy statement prior to the distribution of the LNB proxy statement, he must provide the omitted information to security holders. Please advise as to his intent in this regard.

Cover Page

6.   The background description of contacts between you and the company leading up to this solicitation is material information with respect to this solicitation. As such, please expand your disclosure concerning such contacts. For example, more specifically describe the "certain contested matters" and "certain activities" you reference in the fifth full paragraph on the cover page.

2008 Brought a Drastic Decline in LNB's Stock Price…, page 3

7.   Supplement the disclosure to identify the chart on page 4 and explain what it is attempting to illustrate.

Who Pays for My Solicitation Expenses? Page 9

8.   Where you discuss the estimated costs of this solicitation, indicate whether you intend to seek reimbursement of those expanses from the company and under what circumstances. If so, state whether you will seek shareholder approval for the reimbursement.

9.   It appears that Mr. Osborne intends to solicit proxies via telephone, facsimile, electronic mail, mail and personal solicitation. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm Mr. Osborne's understanding.

Proposal 1 – Election of Directors, page 11

10.   We note from Mr. Osborne's disclosure in the last paragraph on page 12 that he may introduce substitute director nominees. Please revise to address whether any advance notice provisions affect his ability to designate other nominees. Please also note that we consider the existence of substitute nominees to be material to a security holder's voting decision. Please advise as to why Mr. Osborne believes he is permitted to use these proxies for the election of other unnamed nominees to be designated by him at a later date. Refer to Rule 14a-4(d)(1) and Item 7 of Schedule 14A.

<u>Form of Proxy Card</u>

11.   Revise the form of proxy to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-
        6(e)(1).

12.   Mr. Osborne includes both here on and page 13 the names of LNB nominees for whom
        he intends to vote. If such nominees have not consented to being named in Mr.
        Osborne's proxy statement, Mr. Osborne may not include the names of such nominees on
        the proxy card. Please revise accordingly. See Exchange Act Rule 14a-4(d).

<u>Closing Comments</u>

        Please amend the proxy statement in response to these comments. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish a cover
letter with the amendment that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing the amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the filing person is in possession of all facts relating to
the disclosure, he or she is responsible for the accuracy and adequacy of the disclosures made.

        In connection with responding to our comments, please provide, in writing, a statement
from each filing person acknowledging that:

*   the filing person is responsible for the adequacy and accuracy of the disclosure in the
    filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

*   the filing person may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions